Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

November 14, 2023

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Ms. Choo:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on September 20, 2023 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest U.S. Equity Buffer & Premium Income ETF – December (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – Front Cover

Please reinstate the parenthetical in the following disclosure that was included on the cover page of the June 26, 2023 registration statement for the FT Cboe Vest U.S. Equity Buffer & Premium Income ETF – September (the “September Series”) or supplementally explain why it is not appropriate to do so:

… while seeking to provide a buffer (before fees and expenses)…

Response to Comment 2

The Fund respectfully declines to add the referenced disclosure. The income level is reduced by the Fund’s fees and expenses and reducing the buffer by the Fund’s fees and expenses would result in them being double counted.

Comment 3 – Principal Investment Strategies

The Staff notes that the following disclosure suggests that the funds used to buy U.S. Treasury securities come entirely from the premiums on writing the FLEX Options and asks the Fund to please revise so that it is clear that the Fund purchases U.S. Treasury securities from proceeds on the matured U.S. Treasury securities or disposition of the U.S. Treasury securities as well as from premiums received on FLEX Options:

The Fund will seek to use the premiums received to purchase a laddered portfolio of U.S. Treasury securities so that a portion of the securities mature at approximately each monthly income distribution date.

Response to Comment 3

The Fund respectfully declines to revise the referenced disclosure because the funds it uses to buy U.S. Treasury securities come entirely from the premiums on writing the FLEX Options.

Comment 4 – Principal Risks

The Staff notes the following disclosure that was included in the Income Level Risk for the September Series was removed from the Registration Statement for the Fund and asks the Fund to please supplementally explain why this was deleted:

Because the value of, and interest received from, the U.S. Treasury securities held by the Fund may fluctuate, over the Target Outcome Period the Fund may not be able to meet the targeted income level if the value of, or interest received from, the U.S. Treasury securities declines.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been added to the Income Level Risk.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon